Reich & Tang
Our Flexibility: YOUR ADVANTAGE
1411 Broadway, 28th Floor
New York, NY  10018-3450

T 212-830-5200
T 800-676-6779

www.reichandtang.com
August 29, 2012

Ms. Christina DiAngelo
Mr. Kieran Brown
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

Re:	Daily Income Fund (the “Trust”)

Registration Statement on Form N-14 (333-182316)

Dear Ms. DiAngela and Mr. Brown:

In connection with your review of the Registration Statement on Form N-14 (the ‘Registration Statement”) of the Fund that was filed with the Securities and Exchange Commission (the “SEC”) on June 25, 2012 (accession number 0001193125-12-281891), the Trust acknowledges that:

1.
In connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as a defense in any action or proceeding by the SEC or any person.

If you have any questions, please feel free to contact me at 212-830-5295.

Sincerely,

/s/ Christine Manna
Christine Manna, Secretary
Daily Income Fund

LEGAL_US_E # 99565234.1